SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Verona Pharma plc
(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share
(Title of Class of Securities)

925050106**
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The CUSIP number is for the American Depositary Shares that trade on the NASDAQ Global Market, each representing eight ordinary shares. No CUSIP number has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 8

CUSIP # 925050106	Page 2 of 9

1	NAME OF REPORTING PERSONS Foresite Capital Fund III, L.P. (“FCF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
4,627,376 ordinary shares (“shares”),[1] except that Foresite Capital Management III, LLC (“FCM III”), the general partner of FCF III, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM III, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,627,376 shares,[1] except that FCM III, the general partner of FCF III, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM III, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,627,376[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.4%
12	TYPE OF REPORTING PERSON	PN

1 Consists of (i) 4,227,376 shares represented by 528,422 American Depositary Shares (“ADSs”) and (ii) 400,000 shares.

CUSIP # 925050106	Page 3 of 9

1	NAME OF REPORTING PERSONS Foresite Capital Management III, LLC (“FCM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
4,627,376 shares,[2] all of which are directly owned by Foresite Capital Fund III, L.P. (“FCF III”).  FCM III, the general partner of FCF III, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM III, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		4,627,376 shares,[2] all of which are directly owned by FCF III. FCM III, the general partner of FCF III, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM III, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,627,376[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.4%
12	TYPE OF REPORTING PERSON	OO

2 Consists of (i) 4,227,376 shares represented by 528,422 ADSs and (ii) 400,000 shares.

CUSIP # 925050106	Page 4 of 9

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
4,627,376 shares,[3] all of which are directly owned by Foresite Capital Fund III, L.P. (“FCF III”).  Tananbaum is the managing member of Foresite Capital Management III, LLC (“FCM III”), which is the general partner of FCF III.  Tananbaum may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		4,627,376 shares,[3] all of which are directly owned by FCF III. Tananbaum is the managing member of FCM III, which is the general partner of FCF III. Tananbaum may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,627,376[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.4%
12	TYPE OF REPORTING PERSON	IN

3 Consists of (i) 4,227,376 shares represented by 528,422 ADSs and (ii) 400,000 shares.

CUSIP # 925050106	Page 5 of 9

ITEM 1(A).	NAME OF ISSUER

Verona Pharma plc (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3 More London Riverside

London SE1 2RE UK

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital Fund III, L.P., a Delaware limited partnership, Foresite Capital Management III, LLC, a Delaware limited liability company, and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management

600 Montgomery Street, Suite 4500
San Francisco, CA 94111

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Ordinary shares, nominal value £0.05 per share

ITEM 2(D)	CUSIP NUMBER

925050106 (This CUSIP Number applies to the Issuer’s ADSs, which are traded on the NASDAQ Global Market, each of which represents eight ordinary shares. The ordinary shares do not have a CUSIP Number.)

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2017:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

CUSIP # 925050106	Page 6 of 9

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:        ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of FCF III and the limited liability company agreement of FCM III the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 925050106	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

FORESITE CAPITAL FUND III, L.P.

By:	FORESITE CAPITAL MANAGEMENT III, LLC
Its:	General Partner

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT III, LLC

By:	/s/ James Tananbaum
Name:	James Tananbaum
Title:	Managing Member

JAMES TANANBAUM

By:	/s/ James Tananbaum
Name:	James Tananbaum

CUSIP # 925050106	Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP # 925050106	Page 9 of 9

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.